                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       ON
                                   FORM 8-A/A

                For Registration of Certain Classes of Securities
                      Pursuant to Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934


                             AMERIGAS PARTNERS, L.P.
             (Exact name of Registrant as specified in its charter)


           DELAWARE                                            23-2787918
     (State of incorporation                                (I.R.S. Employer
        or organization)                                    Identification No.)

       460 NORTH GULPH ROAD
   KING OF PRUSSIA, PENNSYLVANIA                                   19406
(Address of principal executive offices)                        (zip code)

                                 (610) 337-7000
                         (Registrant's telephone number,
                              including area code)


If this Form relates to the         If this Form relates to the registration of
registration of a class of debt     a class of debt securities and is to become
securities and is effective upon    effective simultaneously with the
filing pursuant to General          effectiveness of a concurrent registration
Instruction A(c)(1) please check    statement under the Securities Act of 1933
the following box.           [ ]    pursuant to General Instruction A(c)(2)
                                    please check the following box.         [ ]
<C157>

        Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class          Name of each exchange on which
         to be so registered          each class is to be registered
         -------------------          ------------------------------

      Common Units representing         New York Stock Exchange
      Limited Partner Interests

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The securities registered are Common Units representing common limited partner interests in the Registrant, AmeriGas Partners, L.P., a Delaware limited partnership (the "Partnership"). As such, a description of such securities includes a description of the principal provisions of the Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of September 18, 1995 affecting such Common Units (the "Partnership Agreement") as well as the material tax consequences of ownership of such Units. Capitalized terms not otherwise defined herein are defined in the "Glossary."

                                THE COMMON UNITS

         The Common Units have been registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and the Partnership is subject to the reporting and certain other requirements of the Exchange Act.

         Purchasers of Common Units in the initial offering of Common Units (the "Initial Offering") and subsequent transferees of Common Units (or their brokers, agents or nominees on their behalf) will be required to execute Transfer Applications, the form of which is set forth on the reverse side of the certificate representing Common Units. Purchasers may hold Common Units in nominee accounts, provided that the broker (or other nominee) executes and delivers a Transfer Application and becomes a limited partner. The Partnership will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE UNITS

         Generally, the Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in Partnership distributions and exercise the rights or privileges available to limited partners under the Partnership Agreement. For a description of the relative rights and preferences of holders of Common Units and holders of Subordinated Units in and to Partnership distributions, together with a description of the circumstances under which Subordinated Units may convert into Common Units, see "Cash Distribution Policy." For a description of the rights and privileges of limited partners under the Partnership Agreement, see "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

         ChaseMellon Shareholder Services, L.L.C. acts as a registrar and transfer agent (the "Transfer Agent") for the Common Units and receives a fee from the Partnership for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Partnership and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Partnership's cash distributions. The Partnership will indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

         The Transfer Agent may at any time resign, by notice to the Partnership, or be removed by the Partnership, such resignation or removal to become effective upon the appointment by the General Partner of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF UNITS

         Until a Common Unit has been transferred on the books of the Partnership, the Partnership and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. Transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Partnership unless the transferee executes and delivers a Transfer Application. A transferee who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a substituted limited partner in the Partnership, (ii) agreed to comply with and be bound by and to have executed the Partnership Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into the Partnership Agreement, (iv) granted the powers of attorney to the General Partner and any liquidator of the Partnership as specified in the Partnership Agreement and (v) given the consents and approvals and made the waivers contained in the Partnership Agreement. By executing and delivering a Transfer Application, the transferee of a Common Unit becomes the record holder of the Unit and constitutes an assignee until admitted into the Partnership as a substituted limited partner. An assignee will become a substituted limited partner of the Partnership in respect of the transferred Common Units upon the consent of the General Partner and the recordation of the name of the assignee on the books and records of the Partnership. Such consent may be withheld in the sole discretion of the General Partner.

         Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred Common Units. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Partnership with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions unless the Common Units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the Transfer Application to the Transfer Agent. See "The Partnership Agreement--Status as Limited Partner or Assignee."

                            CASH DISTRIBUTION POLICY

         The Partnership will distribute to its partners, on a quarterly basis, all its Available Cash in the manner described in the Partnership Agreement. Available Cash generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter, and all additional cash of the Partnership on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings subsequent to the end of such quarter, less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (a) provide for the proper conduct of the Partnership's business, (b) provide funds for distributions during the next four quarters, or (c) comply with applicable law or any Partnership debt instrument or other agreement.

         Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders relative to the General Partner, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See "--Quarterly Distributions of Available Cash."

         Operating Surplus generally refers to (i) the cash balance of the Partnership on the date the Partnership commenced operations, plus $40 million, and all Partnership operating receipts, less (ii) all Partnership operating expenses (including expenses of the General Partner incurred on behalf of the Partnership), debt service payments, capital expenditures, distributions and reserves established for future Partnership operations.

         Capital Surplus will generally be generated only by borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

         To avoid the difficulty of trying to determine whether Available Cash distributed by the Partnership is from Operating Surplus or Capital Surplus, all Available Cash distributed by the Partnership from any source will be treated as from Operating Surplus until the sum of all Available Cash distributed from Operating Surplus equals the cumulative amount of Operating Surplus actually generated from the date the Partnership commenced operations through the end of the quarter prior to such distribution. Any excess Available Cash (irrespective of its source) will be deemed to be Capital Surplus and distributed accordingly.

         If Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Unit equal to the initial public offering price of the Common Units in the Initial Offering (the "Initial Unit Price"), the distinction between Operating Surplus and Capital Surplus will cease, and all distributions will be treated as from Operating Surplus. The General Partner does not expect that there will be significant distributions from Capital Surplus.

         The Subordinated Units are a separate class of interests in the Partnership, and the rights of holders of such interests to participate in distributions differ from the rights of the holders of Common Units. For any given quarter, Available Cash will be distributed to the General Partner and to the holders of Common Units, and it may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, amounts distributed in prior quarters, whether the Subordination Period has ended and other factors discussed below.

         The discussion below indicates the percentages of cash distributions required to be made to the General Partner and the Common Unitholders and the circumstances under which holders of Subordinated Units are entitled to cash distributions and the amounts thereof.

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

         The Partnership will make distributions to its partners with respect to each fiscal quarter of the Partnership prior to liquidation in an amount equal to all of its Available Cash for such quarter. Distributions will be made approximately 45 days after each March 31, June 30, September 30 and December 31 to holders of record on the applicable record date.

         With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any Arrearage Balances, prior to any distribution of Available Cash to the holders of Subordinated Units. Upon expiration of the Subordination Period, all Subordinated Units will have converted (on a one-for-one basis) into Common Units and will participate pro rata with all other holders of Common Units in future distributions of Available Cash. Under certain circumstances, up to 9,891,074 Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. Common Units will not accrue arrearages for any quarter after the Subordination Period, and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

         The Minimum Quarterly Distribution is subject to adjustment as described below under "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

         The Subordination Period will generally extend until the first day of any quarter beginning on or after April 1, 2000 in respect of which (a) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and Subordinated Units equaled or exceeded the Minimum Quarterly Distribution for each of the four consecutive non-overlapping four-quarter periods immediately preceding such date, (b) the Adjusted Operating Surplus generated during both (A) each of the two immediately preceding, non-overlapping four-quarter periods and (B) the immediately preceding sixteen-quarter period equaled or exceeded the Minimum Quarterly Distribution on each of the outstanding Common Units and Subordinated Units during such periods, and (c) there are no arrearages on the Common Units. Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on the first day after the record date established for any quarter ending on or after March 31, 1998 (with respect to 4,945,537 Subordinated Units) and March 31, 1999 (with respect to an additional 4,945,537 Subordinated Units) in respect of which (a) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and Subordinated Units equaled or exceeded the Minimum Quarterly Distribution for each of the three consecutive non-overlapping four-quarter periods immediately preceding such date, (b) the Adjusted Operating Surplus generated during the immediately preceding twelve-quarter period equaled or exceeded the Minimum Quarterly Distribution on each of the outstanding Common Units and Subordinated Units during such period,
(c) the General Partner makes a good faith estimate (in connection with which the General Partner shall be entitled to make such assumptions as in its sole discretion it believes are reasonable) that the Partnership will, with respect to the four-quarter period commencing with such date, generate Adjusted Operating Surplus in an amount equal to or exceeding the Minimum Quarterly Distribution on each of the outstanding Common Units and Subordinated Units, (d) the General Partner obtains approval of the Audit Committee that it has complied with the provisions of part (c) above, and (e) there are no arrearages on the Common Units. Adjusted Operating Surplus for any period generally means Operating Surplus generated during such period but excluding any Operating Surplus attributable to any net increase in working capital borrowings during such period and Operating Surplus attributable to any net reduction in cash reserves during such period, but including any net increases in reserves to provide funds for distributions resulting from Operating Surplus generated during such period. Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units and will thereafter participate pro rata with the other Common Units in distributions of Available Cash. In addition, if the General Partner is removed other than for cause, the Subordination Period will end, any then-existing arrearages on the Common Units will terminate and the Subordinated Units will immediately convert into Common Units.

         Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

                  first, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

                  second, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit an amount equal to any Arrearage Balance on each Common Unit with respect to any prior quarter;

                  third, 98% to the Subordinated Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

                  thereafter, in the manner described in "--Incentive Distributions--Hypothetical Annualized Yield" below.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

         Distributions by the Partnership of Available Cash constituting Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

                  first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

                  thereafter, in the manner described in "--Incentive Distributions--Hypothetical Annualized Yield" below.

INCENTIVE DISTRIBUTIONS--HYPOTHETICAL ANNUALIZED YIELD

         For any quarter for which Available Cash from Operating Surplus is distributed in respect of both the Common Units and the Subordinated Units in an amount equal to the Minimum Quarterly Distribution and Available Cash has been distributed on outstanding Common Units in such amount as may be necessary to eliminate any Arrearage Balances, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partner in the following manner:

                  first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Unitholders have received an additional $0.055 for such quarter in respect of each Unit (the "First Target Distribution");

                  second, 85% to all Unitholders, pro rata, and 15% to the General Partner, until the Unitholders have received an additional $0.091 for such quarter in respect of each Unit (the "Second Target Distribution");

                  third, 75% to all Unitholders, pro rata, and 25% to the General Partner, until the Unitholders have received an additional $0.208 for such quarter in respect of each Unit (the "Third Target Distribution"); and

                  thereafter, 50% to all Unitholders, pro rata, and 50% to the General Partner.

         The following table illustrates the percentage allocation of any such additional Available Cash among the Unitholders and the General Partner up to the various target distribution levels and a hypothetical annualized percentage yield to be realized by a Unitholder at each different level of allocation between the Unitholders and the General Partner. For purposes of the following table, the annualized percentage yield is calculated on a hypothetical basis as the annual pretax yield on an investment in a Common Unit during the first year following the investment assuming that (i) the Common Unit was purchased at an amount equal to $21.25 per Unit and (ii) the Partnership distributed each quarter during the first year following the investment the amount set forth under the column "Total Quarterly Distribution Amount." The calculations are also based on the assumption that the quarterly distribution amounts shown do not include any Arrearage Balances. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the Unitholders and the General Partner in any Available Cash from Operating Surplus distributed up to and including the quarterly distribution amount shown, until Available Cash reaches the next target distribution level, if any. The percentage interests shown for the Unitholders and the General Partner for the Minimum Quarterly Distribution are also applicable to quarterly distribution amounts that are less than the Minimum Quarterly Distribution.

                                                                                      MARGINAL PERCENTAGE
                                                                                          INTEREST IN
                                                                                         DISTRIBUTIONS
                                                                                     ---------------------
                                                         TOTAL
                                                       QUARTERLY       HYPOTHETICAL
                                                     DISTRIBUTION       ANNUALIZED                 GENERAL
                                                        AMOUNT              YIELD    UNITHOLDERS   PARTNER
                                                        ------              -----    -----------   -------
Minimum Quarterly Distribution..............            $0.550           10.353%          98%         2%
First Target Distribution...................            $0.605           11.388%          98%         2%
Second Target Distribution..................            $0.696           13.101%          85%         15%
Third Target Distribution...................            $0.904           17.016%          75%         25%
Thereafter..................................            --               --               50%         50%


DISTRIBUTIONS FROM CAPITAL SURPLUS

         Distributions by the Partnership of Available Cash from Capital Surplus will be made 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Partnership shall have distributed, in respect of each Unit, Available Cash from Capital Surplus in an aggregate amount per Unit equal to the Initial Unit Price. Thereafter, all distributions from Capital Surplus will be distributed as if they were from Operating Surplus.

         As a distribution is made from Capital Surplus, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and First, Second and Third Target Distribution levels will be adjusted downward by multiplying each amount by a fraction, the numerator of which is the Investment Balance immediately after giving effect to such repayment and the denominator of which is the Investment Balance immediately prior to such repayment.

         When "payback" of the Initial Unit Price has occurred, i.e., when the Investment Balance is zero, then in effect the Minimum Quarterly Distribution and the First, Second and Third Target Distribution levels each will have been reduced to zero. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus and, because the Minimum Quarterly Distribution and the First, Second and Third Target Distributions will have been reduced to zero, the General Partner will be entitled to receive 50% of all distributions of Available Cash after distributions in respect of Arrearage Balances.

         Distributions from Capital Surplus will not reduce the Minimum Quarterly Distribution or any of the First, Second or Third Target Distribution levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

         The Minimum Quarterly Distribution, the First, Second and Third Target Distribution levels, the Investment Balance and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, the First, Second and Third Target Distribution levels and the Investment Balance would each be reduced to 50% of its initial level.

         In addition, as noted above under "--Quarterly Distributions of Available Cash" and "--Distributions from Capital Surplus," if a distribution is made of Available Cash from Capital Surplus, the Minimum Quarterly Distribution and the First, Second and Third Target Distribution levels will be adjusted downward proportionately, by multiplying each such amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the Investment Balance immediately after giving effect to such distribution and the denominator of which is the Investment Balance immediately prior to such distribution. For example, assuming the Investment Balance is $21.25 per Unit and Available Cash from Capital Surplus of $10.625 per Unit is distributed to Unitholders (assuming no prior adjustments), then the amount of the Minimum Quarterly Distribution and the First, Second and Third Target Distribution levels would each be reduced to 50% of its initial level. If and when the Investment Balance is zero, the Minimum Quarterly Distribution and the First, Second and Third Target Distribution levels each will have been reduced to zero, and the General Partner will be entitled to receive 50% of all distributions of Available Cash after distributions in respect of Arrearage Balances.

         The Minimum Quarterly Distribution and First, Second and Third Target Distribution levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to become taxable as a corporation or otherwise subjects the Partnership to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and First, Second and Third Target Distribution levels for each quarter thereafter would be reduced to an amount equal to the product of (i) each of the Minimum Quarterly Distribution and First, Second and Third Target Distribution levels multiplied by (ii) one minus the sum of (x) the maximum marginal federal income tax rate to which the Partnership is subject as an entity plus (y) any increase in the effective overall state and local income tax rate to which the Partnership is subject as a result of the new imposition of the entity level tax (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Partnership was not previously subject to state and local income tax, if the Partnership were to become taxable as an entity for federal income tax purposes and the Partnership became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the First, Second and Third Target Distribution levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

         Following the commencement of the dissolution and liquidation of the Partnership, assets will be sold or otherwise disposed of as provided in the Partnership Agreement. If and to the extent necessary to permit holders of Common Units to receive all distributions provided in the first priority below, 98% of any Net Liquidation Gain will be allocated to the Common Units. The distribution priorities set forth below are intended to give the holders of outstanding Common Units a preference over the holders of outstanding Subordinated Units that, under certain circumstances, will entitle them to receive their Investment Balance plus any Arrearage Balance plus the Minimum Quarterly Distribution for the quarter in which the Partnership is liquidated before holders of Subordinated Units receive an equivalent amount. Depending on Partnership operations prior to liquidation and the value of Partnership assets on liquidation, however, it is quite possible that there will not be sufficient Net Liquidation Gain to permit the Common Units to recover all of such amounts, even though there would still be cash available to distribute to holders of the Subordinated Units.

         If the Liquidation Date occurs before the end of the Subordination Period, the net liquidation proceeds will generally be applied in the following order:

         first, 98% to the holders of Common Units pro rata, and 2% to the General Partner, until there has been distributed for all quarters after the Liquidation Date in respect of the Common Units under this clause first an amount equal to the lesser of (i) the sum of the Investment Balances, the Arrearage Balances and the Minimum Quarterly Distributions for the current quarter and (ii) the sum of (A) the amount that would be distributable in respect of a Common Unit if 98% of all distributions were made in respect of all Units pro rata, plus (B) the amount that would be allocable to a Common Unit if 98% of the Net Liquidation Gain were allocated to all Common Units pro rata;

         second, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until there has been distributed under this clause second an amount per Subordinated Unit equal to the amount distributed in respect of each Common Unit pursuant to clause first above to the extent of such Common Unit's Investment Balance and the Minimum Quarterly Distribution for such quarter;

         third, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the aggregate amount distributed under this clause third in respect of all Units outstanding on the Liquidation Date equals the sum of the First Target Distribution for each quarter that each such Unit has been outstanding, less all amounts previously distributed in respect of such Units as First Target Distributions;

         fourth, 85% to all Unitholders, pro rata, and 15% to the General Partner, until the aggregate amount distributed under this clause fourth in respect of all Units outstanding on the Liquidation Date equals the sum of the Second Target Distribution for each quarter that each such Unit has been outstanding, less all amounts previously distributed in respect of such Units as Second Target Distributions;

         fifth, 75% to all Unitholders, pro rata, and 25% to the General Partner, until the aggregate amount distributed under this clause fifth in respect of all Units outstanding on the Liquidation Date equals the sum of the Third Target Distribution for each quarter that each such Unit has been outstanding, less all amounts previously distributed in respect of such Units as Third Target Distributions;

         thereafter, 50% to all Unitholders, pro rata, and 50% to the General Partner.

         If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that clause (ii) of paragraph first above and all of paragraph second above will no longer be applicable.

                            THE PARTNERSHIP AGREEMENT

         The following paragraphs are a summary of certain provisions of the Partnership Agreement. The form of the Partnership Agreement for the Partnership is filed as Exhibit 3.1 to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 30, 1995. The form of Partnership Agreement for the Operating Partnership (the "Operating Partnership Agreement") is included as
Exhibit 3.2 to the Partnership's Registration Statement on Form S-1 (No. 33-86028), which became effective April 12, 1995. The following discussion is qualified in its entirety by reference to the Partnership Agreements for the Partnership and for the Operating Partnership. The Partnership is the sole limited partner of the Operating Partnership, which owns, manages and operates the Partnership's business. The General Partner serves as the general partner of the Partnership and of the Operating Partnership, collectively owning a 2% general partner interest in the business and properties owned by the Partnership and the Operating Partnership on a combined basis and the Unitholders (including the General Partner as an owner of Common Units and Subordinated Units) hold a 98% interest as limited partners in the Partnership and the Operating Partnership on a combined basis. Unless specifically described otherwise, references herein to the term "Partnership Agreement" constitute references to the Partnership Agreements of the Partnership and the Operating Partnership, collectively. Certain provisions of the Partnership Agreement are summarized elsewhere in this Form 8-A under various headings.

ORGANIZATION AND DURATION

         The Partnership and the Operating Partnership are organized as Delaware limited partnerships. The Partnership will dissolve on December 31, 2093, unless sooner dissolved pursuant to the terms of the Partnership Agreement.

PURPOSE

         The purpose of the Partnership is to serve as the limited partner of the Operating Partnership and engage in any other activity approved by the General Partner. The Operating Partnership Agreement provides that the Operating Partnership may engage in any activity engaged in by AmeriGas Propane, Inc. and Petrolane Incorporated immediately prior to the Initial Offering, any activities that are, in the sole judgment of the General Partner, reasonably related thereto and any other activity approved by the General Partner. The General Partner has the ability under the Partnership Agreement to cause the Partnership and the Operating Partnership to engage in activities other than the propane marketing business. The General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Partnership.

POWER OF ATTORNEY

         Each limited partner, and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the General Partner and, if a liquidator of the Partnership has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership, or the amendment of the Partnership Agreement in accordance with the terms thereof and to make consents and waivers contained in the Partnership Agreement.

MANAGEMENT

         The General Partner is responsible for the management and operation of the activities of the Partnership. Unitholders may not directly or indirectly participate in the management or operation of the Partnership. The General Partner owes a fiduciary duty to the Unitholders. See "--Fiduciary Duties of the General Partner." Notwithstanding any limitation on obligations or duties, the General Partner will be liable, as the general partner of the Partnership, for all the debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness or other obligations incurred by the Partnership is made specifically non-recourse to the General Partner.

         The General Partner has appointed two persons who are neither officers nor employees of the General Partner or any affiliate of the General Partner to its Board of Directors. Such directors serve on the Audit Committee with the authority to review, at the request of the General Partner, specific matters as to which the General Partner believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the General Partner is fair and reasonable to the Partnership. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the General Partner of any duties it may owe the Partnership or the Unitholders. In addition, the Audit Committee will review external financial reporting of the Partnership, will recommend engagement of the Partnership's independent accountants and will review the Partnership's procedures for internal auditing and the adequacy of the Partnership's internal accounting controls.

RESTRICTIONS ON AUTHORITY OF THE GENERAL PARTNER

         The authority of the General Partner is limited in certain respects under the Partnership Agreement. The General Partner is prohibited, without the prior approval of holders of record of at least a Unit Majority, from, among other things, selling all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Partnership the sale of all or substantially all of the assets of the Operating Partnership; provided that the Partnership may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without such approval. The Partnership may also sell all or substantially all of its assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. The Unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Partnership, a sale of substantially all of the Partnership's assets or any other event.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

         The General Partner has agreed not to voluntarily withdraw as general partner of the Partnership and the Operating Partnership prior to December 31, 2004 (with limited exceptions described below), without obtaining the approval of at least a Unit Majority and furnishing an opinion of counsel that such withdrawal (following the selection of a successor general partner) will not result in the loss of the limited liability of the limited partners of the Partnership or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (an "Opinion of Counsel"). On or after December 31, 2004, the General Partner may withdraw as general partner by giving 90 days' written notice (without first obtaining approval from the Unitholders), and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the General Partner may withdraw without Unitholder approval upon 90 days' notice to the limited partners if more than 50% of the outstanding Units are held or controlled by one person and its affiliates (other than the General Partner and its affiliates). In addition, the Partnership Agreement permits the General Partner (in certain limited instances) to sell all of its general partner interest in the Partnership. See "--Transfer of General Partner Interest."

         Upon the withdrawal of the General Partner under any circumstances (other than as a result of a transfer by the General Partner of all or a part of its general partner interest in the Partnership), the holders of a majority of the outstanding Units may select a successor to such withdrawing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal a majority of the Unitholders agree in writing to continue the business of the Partnership and to the appointment of a successor General Partner. See "--Termination and Dissolution."

         The General Partner may not be removed unless such removal is approved by the vote of the holders of not less than two-thirds of the outstanding Units and the Partnership receives an Opinion of Counsel. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of not less than a majority of the outstanding Units.

         Removal or withdrawal of the General Partner of the Partnership also constitutes removal or withdrawal, as the case may be, of the General Partner as general partner of the Operating Partnership.

         In the event of withdrawal of the General Partner where such withdrawal violates the Partnership Agreement or removal of the General Partner by the limited partners under circumstances where cause exists, a successor general partner will have the option to purchase the general partner interest of the departing General Partner (the "Departing Partner") in the Partnership and the Operating Partnership for a cash payment equal to the fair market value of such interest. Under all other circumstances where the General Partner withdraws or is removed by the limited partners, the Departing Partner will have the option to require the successor general partner to purchase such general partner interest of the Departing Partner for such amount. In each case such fair market value will be determined by agreement between the Departing Partner and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent experts selected by the Departing Partner and the successor general partner (or if no expert can be agreed upon, by the expert chosen by agreement of the experts selected by each of them). In addition, the Partnership will be required to reimburse the Departing Partner for all amounts due the Departing Partner, including, without limitation, all employee related liabilities, including severance liabilities, incurred in connection with the termination of the employees employed by the Departing Partner for the benefit of the Partnership.

         If the above-described option is not exercised by either the Departing Partner or the successor general partner, as applicable, the Departing Partner's general partner interest in the partnership will be converted into Common Units equal to the fair market value of such interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

TRANSFER OF GENERAL PARTNER INTEREST

         Except for a transfer by the General Partner of all, but not less than all, of its general partner interest in the Partnership to an affiliate or in connection with the merger or consolidation of the General Partner with or into another entity, the General Partner may not transfer all or any part of its general partner interest in the Partnership to another person or entity prior to December 31, 2004, without the approval of holders of at least a Unit Majority; provided that, in each case such transferee assumes the rights and duties of the General Partner, agrees to be bound by the provisions of the Partnership Agreement, furnishes an Opinion of Counsel and agrees to purchase all (or the appropriate portion thereof, as applicable) of the General Partner's partnership interest in the Operating Partnership.

REIMBURSEMENT FOR SERVICES

         The Partnership Agreement provides that the General Partner is not entitled to receive any compensation for its services as general partner of the Partnership; the General Partner is, however, entitled to be reimbursed on a monthly basis (or such other basis as the General Partner may reasonably determine) for all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership, and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with the operation of the Partnership's business (including expenses allocated to the General Partner by its affiliates). The Partnership Agreement provides that the General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion.

CHANGE OF MANAGEMENT PROVISIONS

         The Partnership Agreement contains certain provisions that are intended to discourage a person or group from attempting to remove the General Partner as general partner of the Partnership or otherwise change management of the Partnership. If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of the Common Units, such person or group loses voting rights with respect to all of its Common Units. In addition, if the General Partner is removed as General Partner other than for cause, the Subordination Period will end, any then-existing arrearages on the Common Units will be terminated and any Subordinated Units held by the General Partner will immediately convert into Common Units.

STATUS AS LIMITED PARTNER OR ASSIGNEE

         Except as described below under "--Limited Liability," the Units will be fully paid, and Unitholders will not be required to make additional contributions to the Partnership.

         An assignee of a Common Unit, subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted limited partner in the Partnership, is entitled to an interest in the Partnership equivalent to that of a limited partner with respect to the right to share in allocations and distributions from the Partnership, including liquidating distributions. The General Partner will vote and exercise other powers attributable to Common Units owned by an assignee who has not become a substitute limited partner at the written direction of such assignee. See "--Meetings; Voting." Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See "--Transfer of Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

         If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the General Partner, create a substantial risk of cancellation or forfeiture of any property in which the Partnership has an interest because of the nationality, citizenship or other related status of any limited partner or assignee, the Partnership may redeem the Units held by such limited partner or assignee at their Current Market Price. In order to avoid any such cancellation or forfeiture, the General Partner may require each limited partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a limited partner or assignee fails to furnish information about such nationality, citizenship, residency or other related status within 30 days after a request for such information, such limited partner or assignee may be treated as a non-citizen assignee ("Non-citizen Assignee"). In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a Non-citizen Assignee does not have the right to direct the voting of his Units and may not receive distributions in kind upon liquidation of the Partnership.

ISSUANCE OF ADDITIONAL SECURITIES

         The Partnership Agreement authorizes the General Partner to cause the Partnership to issue an unlimited number of additional limited partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion without the approval of any limited partners, provided that, prior to the end of the Subordination Period, (a) except as provided in clauses
(b) and (c) below, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 9,400,000 additional Common Units (excluding Common Units or parity Units issued in connection with the exercise of the underwriters' over-allotment option in the Initial Offering, upon conversion of Subordinated Units and pursuant to employee benefit plans) or an equivalent amount of securities ranking on a parity with the Common Units, in either case without the approval of the holders of at least a majority of the outstanding Common Units; (b) the Partnership may also issue an unlimited number of additional Common Units or parity securities without the approval of the Unitholders if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 270 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that would have, if acquired by the Partnership as of the date that is one year prior to the first day of the quarter in which such transaction is to be effected, resulted in an increase in (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of the four most recently completed quarters (on a pro forma basis) over (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of such four quarters; and (c) the Partnership may also issue an unlimited number of parity Units prior to the end of the Subordination Period and without the approval of the Unitholders if the use of proceeds from such issuance is exclusively to repay up to an aggregate of $150 million of long-term indebtedness of the Partnership or the Operating Partnership, in each case only where the aggregate amount of distributions that would have been paid with respect to such newly issued Units and the related additional distributions that would have been made to the General Partner in respect of the four-quarter period ending prior to the first day of the quarter in which the issuance is to be consummated (assuming such Units had been outstanding throughout such period and that distributions equal to the distributions that were actually paid on the outstanding Units during the period were paid on such Units) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In accordance with Delaware law and the provisions of the Partnership Agreement, the General Partner may cause the Partnership to issue additional partnership interests that, in the General Partner's sole discretion, may have special voting rights to which the Common Units are not entitled.

         The General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Common Units, Subordinated Units or other equity securities of the Partnership from the Partnership whenever, and on the same terms that, the Partnership issues such securities or rights to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interest of the General Partner and its affiliates in the Partnership that existed immediately prior to each such issuance. The holders of Common Units will not have preemptive rights to acquire additional Common Units or other partnership interests that may be issued by the Partnership.

         Additional issuances of Units, including Subordinated Units or other equity securities of the Partnership ranking junior to the Common Units, may reduce the likelihood of, and the amount of, any distributions above the Minimum Quarterly Distribution.

LIMITED CALL RIGHT

         If at any time less than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign and transfer in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of such purchase shall be the greater of (a) the highest cash price paid by the General Partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase such limited partner interests and (b) the Current Market Price as of the date three days prior to the date such notice is mailed. As a consequence of the General Partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased from him even though he may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his limited partner interests. The tax consequences to a Unitholder of the exercise of this call right are the same as a sale by such Unitholder of his Units in the market. See "Federal Income Tax Information--Disposition of Units."

AMENDMENT OF PARTNERSHIP AGREEMENT

         Amendments to the Partnership Agreement may be proposed only by or with the consent of the General Partner. In order to adopt a proposed amendment, the General Partner is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment, except as described below. Proposed amendments (unless otherwise specified) must be approved by holders of at least a Unit Majority except that no amendment may be made that would (i) enlarge the obligations of any limited partner, without its consent, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner, without its consent, which may be given or withheld in its sole discretion, (iii) change the term of the Partnership, (iv) provide that the Partnership is not dissolved upon expiration of its term or (v) give any person the right to dissolve the Partnership other than the General Partner's right to dissolve the Partnership with the approval of holders of at least a Unit Majority.

         The General Partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee of the Partnership to reflect (i) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership,
(ii) admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement, (iii) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a partnership in which the limited partners have limited liability or that is necessary or advisable in the opinion of the General Partner to ensure that the Partnership and the Operating Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, (iv) an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership or the General Partner or its respective directors or officers from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed, (v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the sole discretion of the General Partner is necessary or advisable in connection with the authorization of additional limited or general partner interests, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the General Partner acting alone, (vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the sole discretion of the General Partner, is necessary or advisable in connection with the formation by the Partnership of, or its investment in, any corporation, partnership or other entity (other than the Operating Partnership) as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year and taxable year of the Partnership and changes related thereto, and (x) any other amendments substantially similar to the foregoing.

         In addition, the General Partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee if such amendments (i) do not adversely affect the limited partners in any material respect, (ii) are necessary or advisable (in the sole discretion of the General Partner) to satisfy any requirements, conditions or guidelines contained in any opinion, directive, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable to facilitate the trading of the Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the Unitholders or (iv) are required or contemplated by the Partnership Agreement.

         The General Partner will not be required to obtain an Opinion of Counsel in the event of the amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of at least 90% of the Units unless the Partnership obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner in the Partnership or the limited partner of the Operating Partnership.

         Any amendment that materially and adversely affects the rights or preferences of any type or class of outstanding Units in relation to other classes of Units will require the approval of holders of at least a majority of the outstanding Units so affected (excluding, during the Subordination Period, any Common Units held by the General Partner and its affiliates).

MEETINGS; VOTING

         Except as described below with respect to a person or group owning 20% or more of all Common Units, Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of limited partners of the Partnership and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the General Partner shall be deemed to be the limited partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Units held by the General Partner on behalf of Non-citizen Assignees, the General Partner shall distribute the votes in respect of such Units in the same ratios as the votes of limited partners in respect of other Units are cast).

         Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of limited partner interests as would be necessary to authorize or take such action at a meeting of all of the limited partners. Meetings of the limited partners of the Partnership may be called by the General Partner or by limited partners owning at least 20% of the outstanding Units of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of limited partners of such class or classes, unless any such action by the limited partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage (excluding, in either case, if such are to be excluded from the vote, outstanding Units owned by the General Partner and its affiliates).

         Each record holder of a Unit has a vote according to his percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued by the General Partner. See "--Issuance of Additional Securities." However, Common Units owned beneficially by any person and its affiliates (other than the General Partner and its affiliates) that own beneficially 20% or more of all Common Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum or for other similar Partnership purposes. The Partnership Agreement provides that Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the Partnership Agreement, Subordinated Units will vote together with Common Units as a single class.

         Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Units (regardless of whether such record holder has been admitted as a limited partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Partnership or by the Transfer Agent at the request of the Partnership.

INDEMNIFICATION

         The Partnership Agreement provides that the Partnership will indemnify the General Partner, any Departing Partner, any person who is or was an affiliate of the General Partner or any Departing Partner, any Person who is or was an officer, director, employee, partner, agent or trustee of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner, or any Person who is or was serving at the request of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner as an officer, director, employee, partner, agent or trustee of another Person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of the General Partner and such other persons as the General Partner shall determine, against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

LIMITED LIABILITY

         Assuming that a limited partner does not participate in the control of the business of the Partnership within the meaning of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital he is obligated to contribute to the Partnership in respect of his Units plus his share of any undistributed profits and assets of the Partnership. If it were determined, however, that the right or exercise of the right by the limited partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the Delaware Act, then the limited partners could be held personally liable for the Partnership's obligations under the laws of the State of Delaware to the same extent as the General Partner with respect to persons who transact business with the Partnership reasonably believing, based on the limited partner's conduct, that the limited partner is a general partner.

         Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and nonrecourse liabilities, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to nonrecourse liability shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

         The General Partner expects that the Operating Partnership will conduct business in 48 states. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business therein. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that the Partnership was, by virtue of its limited partner interest in the Operating Partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for the Partnership's obligations under the law of such jurisdiction to the same extent as the General

Partner under certain circumstances. The Partnership will operate in such manner as the General Partner deems reasonable and necessary or appropriate to preserve the limited liability of Unitholders.

BOOKS AND REPORTS

         The General Partner is required to keep appropriate books of the business of the Partnership at the principal offices of the Partnership. The books will be maintained for both tax and financial reporting purposes on an accrual basis. The fiscal year of the Partnership is October 1 to September 30.

         As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the General Partner will furnish each record holder of Units (as of a record date selected by the General Partner) with an annual report containing audited financial statements of the Partnership for the past fiscal year, prepared in accordance with generally accepted accounting principles. As soon as practicable, but in no event later than 90 days after the close of each quarter (except the last quarter of each fiscal year), the General Partner will furnish each record holder of Units (as of a record date selected by the General Partner) a report containing unaudited financial statements of the Partnership with respect to such quarter and such other information as may be required by law.

         The General Partner will use all reasonable efforts to furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year in which the Partnership's taxable year ends. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The General Partner's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the General Partner. Every Unitholder (without regard to whether he supplies such information to the General Partner) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

         The Partnership Agreement provides that a limited partner can for a purpose reasonably related to such limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him
(i) a current list of the name and last known address of each partner, (ii) a copy of the Partnership's tax returns, (iii) information as to the amount of cash, and a description and statement of the net agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Partnership's business and financial condition and (vi) such other information regarding the affairs of the Partnership as is just and reasonable. The General Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the General Partner believes in good faith is not in the best interests of the

Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential.

TERMINATION AND DISSOLUTION

         The Partnership will continue until December 31, 2093, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon (i) the election of the General Partner to dissolve the Partnership, if approved by holders of at least a Unit Majority, (ii) the sale of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Partnership or (iv) withdrawal or removal of the General Partner or any other event that results in its ceasing to be the General Partner (other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor). Upon a dissolution pursuant to clause (iv), the holders of at least a majority of the outstanding Units may also elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as a general partner a person or entity approved by at least the holders of a majority of the outstanding Units, subject to receipt by the Partnership of an Opinion of Counsel.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

         Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the person authorized to wind up the affairs of the Partnership (the "Liquidator") will, acting with all of the powers of the General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash Upon Liquidation." Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind on such terms as the Liquidator and the receiving partner may agree.

REGISTRATION RIGHTS

         Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Units proposed to be sold by AmeriGas Propane, Inc. or its affiliates if an exemption from such registration requirements is not otherwise available for such proposed transaction. The Partnership is obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions.

COMPETITION

         The General Partner may not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance as general partner of the Partnership or one or more affiliates of the Partnership, (ii) the acquiring, owning or disposing of debt or equity securities of the Partnership or such affiliates, (iii) engaging in the activities described in the following two paragraphs, and (iv) permitting its employees to perform services for its affiliates. Except as limited by the next paragraph, affiliates of the General Partner are not restricted from engaging in any business activities, including those in competition with the Partnership.

         The General Partner and its affiliates may engage in a business activity that involves the retail sales of propane to end users in the continental United States in the manner engaged in by AmeriGas Propane, Inc. and Petrolane Incorporated immediately prior to the closing date of the Initial Offering only if (i) the General Partner determines, prior to commencing such activity, that it is inadvisable for the Partnership to engage in such activity either because (A) of the financial commitments associated with such activity or
(B) such activity is not consistent with the Partnership's business strategy or cannot otherwise be integrated with the Partnership's operations on a beneficial basis, and such determination is approved by the Audit Committee; (ii) such activity arises as a result of an acquisition utilizing primarily equity securities of a corporate affiliate of the Partnership, and the aggregate consideration paid in connection with such acquisition and all other acquisitions of then-owned entities made pursuant to this subpart (ii) does not exceed $50 million; or (iii) such activity arises as a result of an acquisition of stock of one or more Special Propane Corporations and the aggregate total assets of all then-owned Special Propane Corporations acquired pursuant to the exception provided by this subpart (iii) and owned for more than 24 months does not exceed 10% of the total assets of the Partnership (in each case as such assets shall be determined in accordance with generally accepted accounting principles). During the period the activity being undertaken pursuant to subparagraph (i), (ii) or (iii) is being carried on directly or indirectly by the General Partner or an affiliate, the personnel engaged in such activity will not be permitted to attempt to (A) sell propane to persons to whom the Partnership is selling propane or (B) seek new customers in geographical areas in which the Partnership is engaged in the retail propane business and in which the business was not engaged at the time it was acquired by the General Partner or an affiliate.

         There are no restrictions on the ability of affiliates of the General Partner to engage in the retail sale of propane outside the continental United States or in the trading, transportation, storage and wholesale distribution of propane. In the event an affiliate of the General Partner acquires a business in accordance with the foregoing, the General Partner may operate such business for the affiliate. The Partnership Agreement expressly provides that if the General Partner acts in accordance with the foregoing, it shall not constitute a breach of the General Partner's fiduciary duties to the Partnership or the Unitholders if the General Partner or its affiliates engage in direct competition with the Partnership.

FIDUCIARY DUTIES OF THE GENERAL PARTNER

         The General Partner will be accountable to the Partnership and the Unitholders as a fiduciary. Consequently, the General Partner must exercise good faith and integrity in handling the assets and affairs of the Partnership. In contrast to the relatively well developed law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Act nor case law defines with particularity the fiduciary duties owed by general partners to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners and the partnership. Fiduciary duties are generally considered to include an obligation to act with the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the General Partner to manage the business of the Partnership, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions that have the effect of restricting the fiduciary duties that might otherwise be owed by the General Partner to the Partnership and its partners and waiving or consenting to conduct by the General Partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

         The Partnership Agreement provides that whenever a conflict of interest arises between the General Partner or its affiliates, on the one hand, and the Partnership or any other partner, on the other, the General Partner shall resolve such conflict. The General Partner shall not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership, and any resolution shall conclusively be deemed to be fair and reasonable to the Partnership if such resolution is (i) approved by the Audit Committee (although no party is obligated to seek such approval and the General Partner may adopt a resolution or course of action that has not received such approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). In resolving such conflict, the General Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting or engineering practices or principles and such other factors as it deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the General Partner to consider the interests of all parties to a conflict of interest, including the interests of the General Partner. In connection with the resolution of any conflict that arises, unless the General Partner has acted in bad faith, the action taken by the General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care or duty imposed by the Delaware Act or other applicable law. The Partnership Agreement also provides that in certain circumstances the General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

         The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decision pursuant to the authority prescribed in the Partnership Agreement so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership. Further, the Partnership Agreement provides that the General Partner and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith.

         In addition, under the terms of the Partnership Agreement, the Partnership is required to indemnify the General Partner and its officers, directors, employees, affiliates, partners, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or other such persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful. See "The Partnership Agreement-Indemnification." Thus, the General Partner could be indemnified for its negligent acts if it meets such requirements concerning good faith and the best interests of the Partnership.

                         FEDERAL INCOME TAX INFORMATION

         This section discusses the material federal income tax matters relevant to individual citizens or residents of the United States who purchase Units in the Initial Offering or in the market, but it does not describe the actual tax effect that any of such matters will have on a particular investor in light of his tax status and his other income and deductions. Except where noted, the conclusions have limited application to domestic corporations; to persons who are not citizens or residents of the United States; to entities subject to specialized federal income tax treatment, such as regulated investment companies and insurance companies; and to Individual Retirement Accounts and other organizations described in section 501(a) ("Tax-Exempt Entities"). Unless otherwise indicated, section references are to the Internal Revenue Code of 1986 (the "Code"); regulatory references are to the regulations thereunder; "tax" means federal income tax; "income" includes gains; "deductions" include expenses, depreciation, and losses; "depreciation" includes amortization; "income and deductions" include credits; and "IRS" means Internal Revenue Service.

         No IRS rulings have been requested, and there is a risk the IRS might dispute one or more of the conclusions set forth below. In such event, litigation with the IRS may be required, with its attendant costs and risks. See "--Administrative Matters." In addition, any Partnership dispute with the IRS might also result in the IRS's auditing other income and deductions of the Unitholders.

         In light of the foregoing, each prospective investor is advised to consult a tax advisor before purchasing Units.

TAX STATUS OF PARTNERSHIP

         The Partnership intends to conduct its business and carry on its affairs so that it will at all times be classified as a partnership for federal income tax purposes rather than as a corporation. Partnership classification is important primarily because the net income of a corporation is taxed to the corporation in the year earned and to the shareholders as dividends in the year and to the extent distributed to them, while the net income of a partnership is taxable only to the partners, whether or not distributed. See "--Tax Consequences of Unit Ownership."

         Apart from a change in the tax law (which is not expected), the only event that realistically could affect the Partnership's status as a partnership for tax purposes is an inability to cause at least 90% of its gross income for each taxable year to be derived from a combination of the following: the purchase, storage, transportation, and wholesale and retail sale of propane; dividends received from corporate subsidiaries; and interest that is not measured by income or profits of the payor and is not earned in a financial or insurance business ("Qualifying Income"). In each year to date, the Partnership's Qualifying Income has been at least 92.6% of its total gross income.

TAX STATUS OF UNITHOLDERS

         General Rule. A limited partner for tax purposes includes (a) each Unitholder who has been admitted as a limited partner, (b) each Unitholder who has executed and delivered a Transfer Application and is awaiting admission as a limited partner, and (c) each Unitholder whose Units are held in street name or by another nominee if the Unitholder has the right to direct the nominee in the exercise of all substantive rights attributable to the ownership of the Units. A Unitholder who is entitled to execute and deliver a Transfer Application but has not done so may not receive the federal income tax information and reports furnished to record holders. There is also a risk that the IRS will not recognize his status as a limited partner, the effect of which might be to cause 100% of his distributions to be taxable.

         Short Sales. A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having transferred beneficial ownership of those Units and, thus, as ceasing to be a partner with respect to those Units during the period of the loan. As a result, Partnership income and deductions allocable to those Units during this period would not be reportable by the Unitholder; any cash distributions received by the Unitholder with respect to those Units would be fully taxable; and all of such distributions would be ordinary income. The IRS may also contend that a loan of Units to a "short seller" constitutes a taxable exchange. If this contention were successfully made, the lending Unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests.

TAX CONSEQUENCES OF UNIT OWNERSHIP

         Flow-Through Reporting. For each taxable year ending September 30 ("Partnership Year"), the Partnership will file a partnership information return in which it will account on the accrual method for all the income and deductions attributable to the business and operations of the Partnership for such year and will allocate such items in the manner described below under "Allocation of Partnership Income and Deductions." The tax items so allocated to a Unitholder for a Partnership Year that ends with or within the Unitholder's taxable year must be reported on the Unitholder's tax return for such year. Thus, a calendar-year taxpayer who acquired a Unit in the Initial Offering and owned it through all of 1995, would include on his individual 1995 tax return only his share of Partnership income and deductions accrued through September 30, 1995, and the income and deductions through the balance of 1995 would be included on the Unitholder's 1996 return. Moreover, a Unitholder who sells Units between October 1 and December 31 of a year and thereby ceases to be a Unitholder will not receive a Schedule KI with respect to the income and deductions allocated to him during the period from October 1 to December 31 until up to 15 months after the end of such period, even though such items must be taken into account by the Unitholder in the calendar year in which the sale is made. See "--Administrative Matters -- Partnership Information Returns."

         Tax Effect of Allocations and Distributions. The income and deductions of the Partnership are includable in computing the Unitholder's tax liability without regard to distributions; but for any Partnership Year in which Partnership deductions exceed income, the Unitholder's use of the excess deductions is limited in the manner provided below under "--Limitations on Use of Deductions." Distributions are not themselves taxable, except indirectly for non-pro rata distributions as described in "--Allocation of Partnership Income and Deductions" and to the extent they exceed a Unitholder's Unit Basis, which is discussed under "--Tax Basis Matters." Cash distributions in excess of Unit Basis are taxable as gain from the sale of Units, which is discussed under "--Disposition of Units."

         Limitations on Use of Deductions. A Unitholder's ability to use deductions in excess of income is subject to the following limitations:

         Passive Activity Loss Limitation. The limitation most likely to affect Unitholders is the passive activity loss limitation imposed by section 469, which applies to individuals, estates, trusts, closely held corporations, and personal service corporations. This limitation provides that, so long as a Unitholder continues to own any Unit, the Partnership deductions allocated to him for a year and otherwise usable by him may be used only to offset Partnership income allocated to him for such year and any future year. They cannot be used to offset income from other activities, even passive income from other publicly traded partnerships. If a Unitholder sells all his Units in a taxable transaction to an unrelated party, the deductions that have not been used because of the passive loss limitation are deductible in the year the last Unit is sold. The passive loss limitation is applied after the basis and at-risk limitations discussed below.

         Basis and At-Risk Limitations. The following limitations are not likely to affect Unitholders who purchase Units in the Initial Offering or in the market. Section 704(d) provides that no Unitholder can deduct a loss that is in excess of his Unit Basis; and section 465 provides that the aggregate deductions allowable to a Unitholder who is an individual, estate, trust, or closely held corporation are limited to the amount the Unitholder is treated as having at-risk. As a practical matter, a Unitholder's at-risk amount is his Unit Basis (determined without regard to Partnership debt) reduced by any amount of money he borrows to acquire or hold his Units if the person from whom the money is borrowed owns an interest in the Partnership, is related to such a person, or can look only to the Units for repayment. Moreover, a Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's Unit Basis or at-risk amount (whichever is the limiting factor) is increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offsetable by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at-risk or basis limitations is no longer utilizable.

         Investment Interest Expense Limitation. Finally, section 163(d) provides that a non-corporate taxpayer can deduct investment interest expense only to the extent of his net investment income. Under IRS Notice 88-75, a Unitholder's share of Partnership net income will be included in computing his net investment income, and any interest incurred by him on a loan, including a margin account loan, to purchase or carry Units will be included in computing investment interest. Capital gain realized on the disposition of Units, however, will not be treated as investment income.

INCOME AND DEDUCTIONS OF THE PARTNERSHIP

         General. Substantially all of the Partnership's income and deductions are ordinary business income and deductions, and little or no tax credits are generated. Some depreciation deductions and other deductions constitute items of tax preference for alternative minimum tax purposes. For Tax-Exempt Entities, substantially all of the Partnership income constitutes unrelated business taxable income. The Partnership also expects to incur substantial costs each year for tangible and intangible assets that cannot be deducted when incurred but must be depreciated over a number of years. The tax treatment of the principal Partnership assets are described below.

         Intangible Assets. A substantial part of the value of the Partnership is represented by customer lists, goodwill, and similar intangible assets in which the General Partner had no tax basis at the time they were contributed to the Partnership and as to which the Unitholders will be entitled to amortization deductions only to the limited extent permitted by the Section 754 Election. See "Section 754 Election." (The Partnership does have a tax basis in certain contributed intangible assets, but any deductions relating thereto are being allocated to the General Partner or its Affiliates.) As a result, the taxable income of the Partnership (and of the Unitholders) substantially exceeds the taxable income that would have been realized by the Partnership if it had acquired such assets by purchase at fair market value. Similar intangibles are also expected to constitute a substantial part of the value of businesses subsequently acquired by the Partnership. Intangible assets acquired by the Partnership by purchase may be amortized ratably over 15 years. Intangible assets acquired in exchange for additional Units may or may not be amortizable depending on their status in the hands of the transferor at the time of the exchange.

         Plant and Equipment. The remaining assets contributed to the Partnership by the General Partner consist primarily of equipment that is depreciable over five years. A lesser amount of plant and equipment is depreciable over longer periods ranging from seven to 39 years. Although the General Partner believes the Partnership's tax basis in its plant and equipment is substantially less than their current fair market value, the adverse effects of this low basis to the Common Units issued in the offering will be reduced but not eliminated by special tax allocations, which are discussed under "--Section 704(c) Allocations."

         Organization and Syndication Costs. Costs incurred in organizing the Partnership will be amortized over five years, but costs incurred in promoting the issuance of Units can not be deducted currently, ratably, or upon termination of the Partnership. Uncertainty exists as to which category certain costs belong. More importantly, a question exists whether the rule that syndication costs cannot be deducted precludes treating the gain realized by the underwriters on the sale of Common Units to the public as gain that gives rise to an Aggregate 743(b) Adjustment. See "--Section 754 Election."

ALLOCATION OF PARTNERSHIP INCOME AND DEDUCTIONS

         General. The income and deductions of the Partnership are generally allocated 2% to the General Partner and 98% among the General Partner and the other Unitholders in the ratio of both the Common Units and Subordinated Units owned by each ("Pro Rata Allocation"). The principal exceptions are described below. In addition, the General Partner is authorized to modify any of the above allocations if and to the extent it determines that such modifications are required by the Code or that such modifications are both permitted by the Code and are in the best interest of the Partnership, taking into account ease of administration, the desire to match taxable income and deductions with economic income and deductions, the economic interests of the Partners in the Partnership, and the risk of proposed adjustments by the IRS and the consequences thereof. However, with respect to assets contributed to the Partnership in subsequent transactions, special tax-only allocations that are permitted but not required by section 704(c) will be made only if and to the extent that the General Partner determines that such allocations will not cause material adverse tax consequences to the General Partner.

         Non-Pro Rata Distributions. For each quarter in which the per-Unit amount distributed to the Common Units exceeds the per-Unit amount distributed to the Subordinated Units, income for such quarter that would otherwise be allocated in respect of all Units pro rata shall first be allocated to each Common Unit in an amount equal to such per-unit excess. Similarly, the General Partner will be allocated additional income equal to any incentive distributions it receives. Finally, if the Partnership is liquidated during the Subordination Period and the per-Unit amount distributed to the Common Units exceeds the per-Unit amount distributed to the Subordinated Units, income and deductions that would otherwise be allocated among all Units pro rata will be specially allocated among the Units in the manner required to cause the net income per-Unit allocated to the Common Units to exceed the net income per Unit allocated to the Subordinated Units by an amount equal to the excess distribution.

         Section 704(c) Allocations. Pursuant to section 704(c), depreciation deductions attributable to the Partnership's adjusted basis in each depreciable tangible asset contributed by the General Partner to the Partnership were allocated to the Initial Common Units in an amount equal to all of the depreciation allowable to the Partnership as to such asset, or if less, the depreciation that would be allocable to such Unit if the asset had been purchased by the Partnership at fair market value. In addition, as permitted but not required by section 704(c), income otherwise allocable to the Initial Common Units is allocable each year to the General Partner in the amounts that are necessary, in the General Partner's opinion and pursuant to permitted methods chosen by the General Partner on the closing date of the Initial Offering, to cause the cumulative taxable income allocable in respect of the Common Units sold in the Initial Offering during the period from the beginning of the Partnership through September 30, 1998, not to exceed 30% of the cumulative distributions in respect of such Units for such period. Essentially no amortization deductions will be allocated to the Common Units sold in the Initial Offering in respect of intangible assets that the General Partner contributed to the Partnership, but any taxable gain recognized on the disposition of such assets will be allocated to the General Partner to the extent of the excess of their fair market value at the time of contribution over the tax basis at such time.

         Section 754 Allocations. The amount of depreciation and amortization deductions allocated to a Unitholder who purchases his Units from another Unitholder will be affected by the amount he pays for the Unit.
See "--Section 754 Election."

         Intangibles. Any deductions to the Partnership resulting from the ownership of certain intangible property, including the right to use the "FAST" propane purchase optimization and fuel accounting system, and the trademark, trade name and similar intangible rights of Petrolane, the General Partner or its other Affiliates are specially allocated to the General Partner.

         Transferor-Transferee Allocations. The General Partner currently allocates gain or loss realized on a sale or other disposition of Partnership assets not in the ordinary course of business to the month in which the sale occurred, prorates the Partnership's other income and deductions for a year equally among the months in such year, and allocates the income and deductions for a month to the Unitholder of record as of the opening of the first business day of such month. As a result of such monthly allocations, a Unitholder transferring Units in the open market may be allocated income and deductions accruing after the transfer, even though not entitled to any portion of the distribution made for the quarter in which the Unit was owned. While the General Partner believes that such allocations are both fair and convenient, they do not conform to existing Treasury Regulations and the possibility exists on audit that Partnership income and deductions might be reallocated among transferors and transferees. The General Partner is authorized to revise the Partnership's method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

         Constructive Termination. Under current tax law, if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period, the then existing tax partnership is deemed to have been terminated and a new tax partnership formed. No constructive termination can occur so long as the General Partner retains over 50% interest in the

Partnership. A constructive termination results in the closing of the old partnership's taxable year and the deemed distribution of its assets and the beginning of a new taxable year for the new partnership and a deemed contribution of assets to the new partnership. The closing of a tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in the partners' taxable income for the year of termination. Because a new partnership would have to make a new Section 754 Election, a constructive termination could result in a loss of basis adjustments under section 754 during the period that the Partnership is unable to determine that a termination had occurred. See "--Section 754 Election." A constructive termination could adversely affect the tax fungibility of Units and could also result in reduced depreciation deductions or a deferral of depreciation deductions. In addition, a termination could conceivably subject the Partnership to any tax legislation enacted with effective dates after the closing of the Initial Offering.

         Entity-Level Collections. If the Partnership is required or elects under applicable law to pay any federal, state, or local income tax on behalf of any Unitholder, the General Partner, or any former Unitholder, the General Partner is authorized to pay such taxes from Partnership funds. To the extent feasible, each such payment will be treated as a distribution in respect of the person on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the General Partner is authorized to treat the payment as a distribution to current Unitholders of the same class as the obligor, or if the class is not known, to all Unitholders. Alternatively, the General Partner may elect to treat an amount paid on behalf of the General Partner and Unitholders as an expenditure of the Partnership if the amount paid on behalf of the General Partner is not substantially greater than 2% of the total amount paid.

DISPOSITION OF UNITS

         Gain or Loss on Sale. Upon the sale of a Unit, a Unitholder who holds such Unit as a capital asset may recognize both ordinary income and capital gain or loss.

                  (a) Ordinary income is recognized in an amount equal to the Unitholder's share of "Section 751 Gain." In general, such amount would consist primarily of the depreciation deductions allocated to the Unit while owned by the Unitholder with respect to each depreciable property whose fair market value exceeds the Unitholder's tax basis therein. Ordinary income may be recognized even if a net loss is realized on the sale. See "--Section 754 Election."

                  (b) The amount of capital gain or loss will normally be the difference between the amount realized from the sale of the Unit (less the amount used in computing the Section 751 Gain) and the Unitholder's adjusted Unit Basis (less any basis used in computing the Section 751 Gain). The gain or loss will be long-term if the Unit has been held for more than one year. For purposes of the foregoing, any Partnership debt taken into account for adjusted Unit Basis purposes is also treated as an additional amount realized on the disposition. As a consequence, Partnership debt will normally not affect the net amount realized. Under section 1211, a corporation cannot use capital losses to offset ordinary income, and an individual can do so only to the extent of $3,000 per year.

         Notification Requirements. A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of such sale or exchange within 30 days of the sale or exchange and in any event no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of such transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. Additionally, a transferor and a transferee of a Unit will be required to file statements with their income tax returns for the taxable year in which the sale or exchange occurred that set forth the amount of the consideration received for such Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.

TAX BASIS MATTERS

         Unit Basis. A Unitholder who acquires a Unit by purchase has an initial tax basis in the Unit ("Unit Basis") equal to the amount paid therefor, plus his share of any liability of the Partnership as to which neither the General Partner nor any Unitholder has personal liability ("Non-Recourse Debt"). (Different rules apply to Units not acquired by purchase, such as those acquired by gift or bequest.) The initial Unit Basis is increased primarily by the taxable income attributable to such Unit and decreased (but not below zero) primarily by any taxable loss attributable to such Unit, by the distributions made as to such Unit and by the Unitholder's share of any decrease in Non-Recourse Debt. Contributions, non-deductible expenditures, tax-exempt income, and other items theoretically could affect Unit Basis, but none of them is expected to be material to Unitholders.

         Multiple Unit Acquisitions. In contrast to the rules applicable to the acquisition and disposition of shares of corporate stock, some uncertainty exists whether a Unitholder who acquires Units at different times and different amounts will have (a) a separate basis and a separate holding period for each Unit, (b) one aggregate basis and a single holding period for all Units, or (c) an aggregate basis for all Units and a separate holding period for each Unit. The resolution of these issues could affect the amount of gain or loss upon a sale of some Units and the characterization of such gain or loss as long-term or short-term. The IRS has ruled that a partner who acquired partnership interests at different times has a single aggregate basis in the partnership, but the IRS has not yet publicly addressed the holding period issue. Moreover, the IRS ruling on the basis issue did not involve a partnership that was publicly traded or whose beneficial interests have been divided into Units represented by certificates. The conclusions set forth in this Federal Income Tax Information section assume that the holding period and basis should be determined separately for each Unit.

SECTION 754 ELECTION

         Tax Effect. The Partnership has made the election permitted by section 754 ("Section 754 Election"). The election is irrevocable without the consent of the IRS. As a result of the election, a person who purchases a Unit from another Unitholder will be required by section 743(b) to adjust his share of the Partnership's basis in its properties in light of their fair market value as reflected by his Unit price. The section 743(b) adjustment for a Unit is attributed solely to the Unitholder causing the adjustment and does not affect other Unitholders. For purposes of discussion, a Unitholder's basis in the Partnership's assets is referred to as "inside basis," which is made up of two components: (a) his share of the Partnership's actual basis in such assets ("Common Basis"); and (b) the difference between the Common Basis and his initial basis (usually the purchase price) in the Units ("Aggregate 743(b) Adjustment"). Under the generally prevailing interpretation of section 743(b) (which the General Partner intends to follow), unrealized gain on assets subject to special allocation under section 704(c) is included in the Common Basis. As a result, a Unitholder's basis in the intangible assets will be increased only to the extent the value of intangibles increases subsequent to the offering.

         Market Relevance. A Section 754 Election is advantageous to a purchaser of a Unit if his initial Unit Basis is higher than the Common Basis attributable to such Unit and is disadvantageous if the purchaser's Unit Basis is lower than the Common Basis attributable to such Unit. Thus, the amount which a Unitholder will be able to obtain upon the sale of his Common Units may be affected either favorably or adversely by the election.

         Valuation and Other Uncertainties. The Aggregate 743(b) Adjustment must be apportioned among the various assets of the Partnership. The manner in which they are apportioned requires the General Partner to make numerous assumptions concerning the value and other characteristics of various assets. For example, some uncertainty may exist as to how much should be allocated to equipment, which is generally depreciated over five years, and how much to goodwill and other intangibles, which is amortizable ratably over 15 years. Moreover, the General Partner may adopt some procedures that it thinks are reasonable and that are used by other publicly traded partnerships, but that may not conform to existing Treasury regulations. There is therefore a risk that the determinations made by the Partnership will be successfully challenged by the IRS and that the deductions attributable to them will be disallowed or reduced. Should the IRS require a different basis adjustment to be made, and should the General Partner decide that the expense of compliance exceeds the benefit of the election, the General Partner may seek permission from the IRS to revoke the Section 754 Election for the Partnership. If such permission is granted, a purchaser of Units subsequent to such revocation may incur increased tax liability.

         Tax Fungibility. The tax deductions allocable to a person who purchases Common Units that are issued in the Initial Offering ("Initial Primary Units") will be different from the tax deductions allocable to a person who purchases Common Units (including Common Units resulting from the conversion of Subordinated Units) initially sold by the General Partner ("Secondary Units"), even if both persons bought the same number of Common Units at the same time for the same price. The principal difference is that the purchaser of Secondary Units will be entitled to amortize ratably over 15 years the difference between the fair market value of the intangible assets of the Partnership at the time of purchase and the Partnership's tax basis in such assets at such time, while the purchaser of Initial Primary Units will be able to amortize only a relatively small portion of such difference. The General Partner may sell its Common Units at any time. In such event, the General Partner may either offer its Common Units as a separate class in order to preserve the favorable tax benefits to subsequent purchasers of the Secondary Units or as part of the same class as the Initial Primary Units, the effect of which would be the loss of the favorable tax benefits to persons who could not prove that they purchased Secondary Units. Similar differences in tax treatment may occur between the Initial Common Units and Common Units subsequently issued by the Partnership to acquire properties. In such cases, however, any differences are expected to be much smaller, which the General Partner will attempt to minimize further by special allocation under section 704(c). See "--Allocation of Partnership Income and Deductions--Section 704(c) Allocations." In most cases, the General Partner would not expect to create a separate class for newly issued Primary Units simply to preserve minimal tax benefits.

TAXATION OF FOREIGN UNITHOLDERS

         Regular United States Tax. A nonresident alien individual, foreign corporation, foreign trust, or foreign estate that owns Units is deemed to be engaged in business in the United States, and will be required to file federal tax returns and to pay federal income tax at regular rates on the net income attributable to such Units.

         Withholding. Generally, a partnership is required to pay a withholding tax on the portion of its United States business income that is allocable to the foreign partners, even if not distributed. Under rules applicable to publicly traded partnerships, however, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require the Partnership to change these procedures.

         Branch Profits Tax. In addition to the regular federal income tax, and except as otherwise provided by applicable treaty, a foreign corporate Unitholder will also be subject to United States branch profits tax at a rate of 30% on the net income attributable to its Units (as reduced by the regular federal income tax and subject to certain other adjustments). A foreign corporate Unitholder is also subject to special information reporting requirements under section 6038C of the Code.

         Sale of Units. Uncertainty exists whether a foreign Unitholder will be subject to tax on gain realized from the sale of Units. The IRS has issued a published ruling involving non-publicly traded partnerships in which a sale of a partnership interest is deemed to be a sale of the assets of the partnership. If the rationale of the ruling were applied to the Partnership, all or substantially all of the gain realized by a Unitholder would be subject to tax. There is doubt, however, as to the validity of the ruling or, if valid, its applicability to Units of a publicly traded partnership. Apart from the foregoing, Unitholders will not be subject to tax on any gain realized from the sale of Units if the Units are regularly traded on an established securities market and the selling

Unitholder has not held more than 5% in value of the Units at any time during the five-year period ending on the date of the disposition.

ADMINISTRATIVE MATTERS

         Partnership Information Returns. Within 90 days after the close of each calendar year, the Partnership intends to furnish to each Unitholder a Schedule K-1 and other tax information that sets forth each Unitholder's share of the Partnership's income and deductions for the preceding Partnership taxable year. In preparing this information, which will generally not be reviewed by counsel, the General Partner will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective Unitholders' share of income and deductions. There is no assurance that any such conventions will yield a result that conforms to the requirements of the Code, regulations, or administrative interpretations of the IRS. The General Partner cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.

         Audit Procedures. The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to file an amended tax return and may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS, and tax settlement proceedings. The tax treatment of partnership items of income and deductions are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner.

         Tax Dispute Resolution Procedure. The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless such Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the Unitholders are bound) of a final Partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

         Reporting Consistency. A Unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on the Partnership's return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties.

         Nominee Reporting. Persons who hold Units as a nominee for another person are required to provide the Partnership and the beneficial owner with certain information, including the following:

                  (a) the name, address, and taxpayer identification number of the beneficial owner and the nominee;

                  (b) whether the beneficial owner is a foreign person, a foreign government or international organization or any wholly owned agency or instrumentality of either of the foregoing, a Tax-Exempt Entity;

                  (c) the number and description of Units held, acquired, or transferred for the beneficial owners; and

                  (d) the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sale.

         Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold, or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership.

         Registration as a Tax Shelter. The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership will not be subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the General Partner, as a principal organizer of the Partnership, has registered the Partnership as a tax shelter with the IRS in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The Partnership's tax shelter registration number is 95192000149. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Common Unit to furnish such registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss, credit, or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.

         Accuracy-Related Penalties. The Code imposes an additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax, and substantial valuation misstatements. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect thereto.

         A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (a) with respect to which there is, or was, "substantial authority" or
(b) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that does not appear to include the Partnership. If any Partnership item of income and deduction included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

         A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correction valuation, the penalty imposed increases to 40%.

                            STATE TAX CONSIDERATIONS

         In addition to federal income taxes, Unitholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, inheritance taxes, and intangible taxes, that may be imposed by the various jurisdictions in which the Partnership does business or owns property. Although an analysis of those various taxes cannot be presented here, each prospective Unitholder should consider this potential impact on his investment in the Partnership.

         At September 30, 1996, the Partnership Group had district locations in 44 states, including California, New York, Michigan, Florida, Pennsylvania and North Carolina and the Operating Partnership was qualified to do business in all 50 states. The gross and net income derived by the Partnership from the various states will be deemed to have been derived by the individual Unitholders in proportion to each such Unitholder's share of total Partnership gross and net income, respectively. Most states have laws that technically (a) would require a non-resident Unitholder to file a tax return in such state in any year that such Unitholder has gross income attributable to such state even if no tax is due, and to pay any tax of $1.00 or more that is due on the net income of such Unitholder attributable to such state, and (b) would impose penalties for failure to comply with such requirements. Some states require the Partnership to pay such taxes on behalf of the Unitholder and other states permit it. Where discretionary, the General Partner has the power, but is not obligated, to pay state taxes on behalf of the Unitholders and to reduce their distributions by like amount. The General Partner estimates that, even if the Partnership's net income per year equaled $2.20 per Unit, the annual amount of tax owed by a Unitholder who owns 1,000 Units and has $100,000 of net income annually from other sources would be substantially less than $2.50 per 1,000 Units in most states and in no state would be more than $6.00 per 1,000 Units. In addition, Unitholders may be entitled to a deduction against their federal taxable income and a credit against their state income tax liability with respect to their state of residency for any state income taxes paid or withheld. The Partnership will notify Unitholders of the percentage of gross and net income per Unit attributable to each state in which the Partnership does business.

         It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of an investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder.

                                    GLOSSARY

         Acquisition: Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such transaction.

         Adjusted Operating Surplus: With respect to any period, Operating Surplus generated during such period as adjusted to (a) exclude Operating Surplus attributable to (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves during such period, and (b) include any net increases in reserves to provide funds for distributions resulting from Operating Surplus generated during such period. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a) (i) of the definition of Operating Surplus.

         Arrearage Balance: As to each Common Unit as of the end of a quarter, the excess of the sum of the Minimum Quarterly Distributions for an Initial Common Unit for each prior quarter over the sum of amounts distributed for such prior quarter and all prior quarters in respect of an Initial Common Unit; except that no increases shall be made after the Subordination Period and all Arrearage Balances shall in all events be zero if the General Partner is removed as general partner of the Partnership upon the requisite vote by Limited Partners under circumstances where cause does not exist.

         Audit Committee: A committee of the board of directors of the General Partner composed entirely of two or more directors who are neither officers nor employees of the General Partner or any affiliate of the General Partner.

         Available Cash: As to any quarter ending before the liquidation date means:

                  (a) the sum of (i) all cash of the Partnership Group on hand at the end of such quarter and (ii) all additional cash of the Partnership Group on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings subsequent to the end of such quarter, less

                  (b) the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such quarter, (ii) provide funds for Minimum Quarterly Distributions and Arrearage Balances in respect of any one or more of the next four quarters, or (iii) comply with applicable law or any debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or its assets are subject.

         Capital Improvements: Additions or improvements to the capital assets owned by any member of the Partnership Group or the acquisition of existing or the construction of new capital assets (including retail distribution outlets, propane tanks, pipeline systems, storage facilities and related assets), made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

         Capital Surplus: Available Cash in excess of Operating Surplus as of the end of a quarter ending prior to the dissolution and liquidation of the Partnership.

         Current Market Price: With respect to any class of Units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices (as hereinafter defined for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date. "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange on which the Units of such class are listed or admitted to trading or, if the Units of such class are not listed or admitted to trading on any national securities exchange, the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, or if on any such day the Units of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as established by a professional market maker making a market in the Units of such class selected by the Board of Directors of the General Partner, or if on any such day no market maker is making a market in the Units of such class, the fair value of such Units on such day as determined reasonably and in good faith by the Board of Directors of the General Partner. "Trading Day" means a day on which the principal national securities exchange on which Units of any class are listed or admitted to trading is open for the transaction of business or, if the Units of a class are not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.

         Departing Partner: A former General Partner from and after the effective date of any withdrawal or removal of such former General Partner.

         Eligible Citizen: A person qualified to own interests in real property in jurisdictions in which any Group Member does business or propose to do business from time to time, and whose status as a limited partner or assignee does not or would not subject such Group Member to a substantial risk of cancellation or forfeiture of any of its properties or any interest therein.

         General Partner: AmeriGas Propane, Inc., a Pennsylvania corporation, and its successors, as general partner of the Partnership.

         Interim Capital Transactions: (a) borrowings, refinancing and refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the Partnership Group, (b) sales of equity interests (including the Common Units sold to the underwriters pursuant to the exercise of their over-allotment option in the Initial Offering) by any member of the Partnership Group and (c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group (other than (i) sales or other dispositions of inventory in the ordinary course of business, (ii) sales or other dispositions of other current assets, including, without limitation, receivables and accounts and (iii) sales or other dispositions of assets as a part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of the Partnership.

         Investment Balance: As to each Unit at the end of each quarter, the Initial Unit Price for each Initial Common Unit reduced (but not below zero) by distributions of Capital Surplus and liquidating distributions.

         Minimum Quarterly Distribution: $0.55 per Unit with respect to each quarter, subject to adjustment as described in "Cash Distribution Policy-- Distributions from Capital Surplus" and "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

         Net Liquidation Gain: The excess of all the gains realized after the date of liquidation from the sale or other disposition of Partnership assets over all the losses realized from such dispositions, determined separately for each asset in accordance with generally accepted accounting principles, except that the initial basis of each contributed property shall be deemed to equal its fair market value when contributed and each intangible asset shall be amortized only if and at the rate amortizable for federal income tax purposes.

         Non-citizen Assignee: A person whom the General Partner has determined in its sole discretion does not constitute an Eligible Citizen and as to whose partnership interest the General Partner has become the substituted limited partner pursuant to Section 11.5 of the Partnership Agreement.

         Operating Expenditures: All Partnership Group expenditures, including taxes, reimbursements of the General Partner, debt service payments, and capital expenditures, subject to the following:

                  (1) Payments (including prepayments) of principal and premium on a debt shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

                  (2) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements or (ii) payment of transaction expenses relating to Interim Capital Transactions. Where capital expenditures are made in part for Acquisitions or Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

         Operating Partnership: AmeriGas Propane, L.P., a Delaware limited partnership, and any successors thereto.

         Operating Surplus: At the close of any quarter but prior to liquidation:

                  (a) the sum of (i) $40 million plus all cash of the Partnership Group on hand as of the close of business on the Closing Date and
(ii) all the cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such Quarter, other than cash receipts from Interim Capital Transactions, less

                  (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such Quarter, (ii) all distributions made with respect to Units and any general partner interests in the Partnership in respect of all prior Quarters, and (iii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures.

         Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., dated as of September 18, 1995 (the form of which has been filed as Exhibit 3.1 to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 30, 1995), and unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreements of the Partnership and of the Operating Partnership, collectively.

         Partnership Group: The Partnership, the Operating Partnership and any partnership subsidiary of either such entity, treated as a single consolidated partnership.

         Special Propane Corporation: Any corporation that is engaged in retail sales of propane to end users in the continental United States in the manner engaged in by AmeriGas Propane, Inc. and Petrolane Incorporated immediately prior to the closing date of the Initial Offering, is not an S Corporation within the meaning of Section 1361 of the Code, and whose tax basis in its assets is in the aggregate substantially less than the fair market value of such assets.

         Subordinated Unit: A Unit representing a fractional part of the limited partner partnership interests of all limited partners of the Partnership and assignees of any such limited partner interest and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement.

         Subordination Period: The Subordination Period will generally extend until the first day of any quarter beginning on or after April 1, 2000 in respect of which (a) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and Subordinated Units equaled or exceeded the Minimum Quarterly Distribution for each of the four consecutive, non-overlapping four-quarter periods immediately preceding such date, (b) the Adjusted Operating Surplus generated during both (A) each of the two immediately preceding, non-overlapping four-quarter periods and (B) the immediately preceding sixteen-quarter period equaled or exceeded the Minimum Quarterly Distribution on each of the outstanding Common Units and Subordinated Units during such periods, and (c) there are no arrearages on the Common Units prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on the first day after the record date established for any quarter ending on or after March 31, 1998 (with respect to 4,945,537 Subordinated Units) and March 31, 1999 (with respect to an additional 4,945,537 Subordinated Units) in respect of which (a) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and Subordinated Units equaled or exceeded the Minimum Quarterly Distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date, (b) the Adjusted Operating Surplus generated during the immediately preceding twelve-quarter period equaled or exceeded the Minimum Quarterly Distribution on each of the outstanding Common Units and Subordinated Units during such period, (c) the General Partner makes a good faith estimate (in connection with which the General Partner shall be entitled to make such assumptions as in its sole discretion it believes are reasonable) that the Partnership will, with respect to the four-quarter period commencing with such date, generate Adjusted Operating Surplus in an amount equal to or exceeding the Minimum Quarterly Distribution on each of the outstanding Common Units and Subordinated Units, (d) the General Partner obtains approval of the Audit Committee that it has complied with the provisions of part (c) above, and (e) there are no arrearages on the Common Units. In addition, if the General Partner is removed other than for cause, the Subordination period will end, any then-existing arrearages on the Common Units will terminate and the Subordinated Units will immediately convert into Common Units.

         Transfer Application: An application for transfer of Units in the form set forth on the back of a certificate, substantially in the form of Exhibit A to the Partnership Agreement, or in a form substantially to the same effect in a separate instrument.

         Unitholders: Holders of the Common Units and the Subordinated Units.

         Unit Majority: At least a majority of the Outstanding Units (as defined in the Partnership Agreement) of each class during the Subordination Period and at least a majority of the Outstanding Units thereafter.

         Units: The Common Units and the Subordinated Units, collectively.

ITEM 2. EXHIBITS.

                  I. Not applicable because the Registrant has no other class of securities registered on the New York Stock Exchange and the securities registered hereunder are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

                  II. The following Exhibits shall be filed with each copy of this amended registration statement filed with the New York Stock Exchange:

                1     -  Annual Report on Form 10-K for the fiscal year ended
                         September 30, 1996.

                2     -  Not applicable.

                3     -  Not applicable.

                4(a)  -  Certificate of Limited Partnership of the Registrant.

                4(b)  -  Amended and Restated Agreement of Limited Partnership
                         of the Registrant dated as of September 18, 1995 ("Partnership Agreement")

                4(c)  -  Amended and Restated Agreement of Limited Partnership
                         of AmeriGas Propane, L.P., dated as of April 12, 1995.

                5     -  Form of Common Units of the Registrant (included as
                         Exhibit A to the Partnership Agreement).

                6     -  1996 Annual Report of the Registrant.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   January 16, 1997

                                     AMERIGAS PARTNERS, L.P.

                                     By:  AmeriGas Propane, Inc., as
                                              General Partner



                                     By:  Brendan P. Bovaird
                                          -------------------------------------
                                          Brendan P. Bovaird
                                            Vice President and General Counsel



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